Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

The I-M Project

4

1.2.2

Stewart and Jazz Properties, British Columbia

6

1.2.3

Rozan Property, British Columbia

6

1.2.4

Market Trends

6

1.3

Selected Annual Information

7

1.4

Results of Operations

9

1.5

Summary of Quarterly Results (Unaudited)

15

1.6

Liquidity

15

1.7

Capital Resources

16

1.8

Off-Balance Sheet Arrangements

19

1.9

Transactions with Related Parties

19

1.10

Fourth Quarter

20

1.11

Proposed Transactions

21

1.12

Critical Accounting Estimates

21

1.13

Critical Accounting Policies and Changes in Accounting Policies

21

1.14

Financial Instruments and Other Instruments

23

1.15.

Other MD & A Requirements

23

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

23

1.15.2

Disclosure of Outstanding Share Data

24

1.16

Other Information

25

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

Subject to applicable law, the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration including, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, research and development of the Ceramext® Process, capital costs and marketing and projected and/or expected revenues from the use of the Ceramext® Process could differ materially from those anticipated in such statements by reason of factors such as the source of feed materials, changes in general economic conditions and conditions in the financial markets, changes in demand, and prices for the products that may be produced. Other factors that would affect both exploration and development of mineral prospects and the research and development of the Ceramext® Process may include litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, changes in demand and prices for minerals, and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation as at and for the year ended December 31, 2007, and the unaudited interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2008.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

1.1

Date

The effective date of this report is November 27, 2008.

1.2

Overview

Emgold Mining Corporation (“Emgold” or the “Company”) is a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and was also engaged in conducting research and development and is now looking to commercialize the Ceramext® Process which converts mine wastes and other siliceous waste materials to stone and ceramic building products.  The following is a brief summary of its activities in the three-month and nine-month periods ended September 30, 2008.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

•

Emgold’s losses for the three-month and nine-month periods ended September 30, 2008 (“Q3 2008”) were $1,393,538 or $0.01 per share and $3,740,106 or $0.02 per share, respectively compared to losses of $1,435,175 or $0.02 per share and $3,574,482 or $0.04 per share, respectively in the three-month and nine-month periods ended September 30, 2007 (“Q3 2007”).

•

During Q3 2008, cash used in operations was $1,072,404 compared to $701,148 in Q3 2007.  For the nine-months ended September 30, 2008 cash used in operations was $3,567,080 compared to $2,599,933 for the nine-month period ended September 30, 2007.

•

Exploration expenditures on the Company’s mineral property interests were $624,403 in Q3 2008 compared to $877,074 in Q3 2007.  Exploration expenses on the Company’s mineral property interests were $1,856,534 for the nine-month period ended September 30, 2008 compared to $2,134,473 for the nine-month period ended September 30, 2007. Exploration costs, which are expensed by the Company, were incurred primary on the Idaho-Maryland property. The Company incurred $624,403 on the Idaho Maryland property in Q3 2008 compared with $509,669 in Q3 of 2007.  For the nine-month period ended September 30, 2008 the Company incurred $1,790,956 in expenditures on the Idaho-Maryland property compared with $1,778,510 for the nine-month period ended September 30, 2007.

•

During Q3 2008, the Company incurred expenses of $124,152 (2007 - $179,988) in relation to the Ceramext® process.  Expenses incurred include amortization of research equipment - $76,230 (2007 – $18,715); Ceramext® technology royalties - $40,000 (2007 - $20,000), legal and consulting fees – $7,922 (2007 - $3,373) associated with obtaining and maintaining international patents and engineering salaries - $nil (2007 - $115,647). For the nine-month period ended September 30, 2008, the Company incurred expenses of $323,117 related to the Ceramext® process compared with $506,778 for the nine-month period ended September 30, 2007.

During 2007, the Company completed a private placement for a total of 72,730,236 units issued at a price of Cdn$0.11 per unit.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “Warrant Share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per Warrant Share.  Finders’ fees to eligible finders (“the Finders”) were paid in amounts equal to 8% of proceeds raised by such Finders, and 4,981,803 non-transferable warrants (“the Finder’s Warrants”), equal to 8% of the number of units sold by such finders were also issued. Each of the Finder’s Warrants is exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance. Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.

The Company’s primary focus is and continues to be the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “I-M Project”).

As previously announced, the Company is in the process of converting its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), into an independent operating entity.  This is

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

intended to allow Golden Bear to pursue opportunities for growth and to commercialize the Ceramext® process and the construction of a series of production plants.  Emgold plans to retain the right to employ the Ceramext® technology in connection with the operation of the I-M Project.  Emgold is providing interim funding to Golden Bear as necessary to complete the separation, maintain the patents and intellectual property portfolio, and maintain the Ceramext® license agreement until the separation from Emgold is completed and Golden Bear is independently financed.

1.2.1

The I-M Project

The Idaho-Maryland Mine, located in Grass Valley, California was discovered in 1851, produced from 1862 through 1956, and is the second largest historical producer in California.  Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton (“opt”).

During 2007, the Company negotiated an extension to the mining lease and option to purchase agreement for the I-M Project.  The revised agreement for the Idaho-Maryland Mine extends the purchase option exercise date from May 31, 2007 to December 31, 2008.  All other conditions of the original option and lease agreement, including the option purchase price and net smelter royalty remain unchanged.  The Company agreed to make quarterly option payments of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease. The Company is in the process of negotiating revised terms for the lease with the owner of the land.

Permitting Process

The Company has applied for and intends to obtain all necessary permits for exploration, development, and re-opening of the Idaho-Maryland Mine.  The permitting application includes the dewatering and exploration of the mine, as well as the development of up to a 2,400-ton per day operation with potential to produce over 250,000 ounces of gold per year.

In California, permitting is a well-defined process where companies work with the local communities and governments to define and mediate areas of potential concern.  The Company is in the final stage of the permitting process and believes it has developed a good working relationship with all stakeholders in the local communities.

The I-M Project is being permitted in accordance with the California Environmental Quality Act (“CEQA”) and the Surface Mining and Reclamation Act, as well as other local, State and Federal legislation.  The City of Grass Valley (the “City”) is the Lead Agency for the CEQA process for the I-M Project.  The initial permit applications were deemed substantially complete by the City on May 20, 2005 at which time the City completed the Master Environmental Assessment (“MEA”) finalized in June of 2006.  Based on the comments in the MEA, comments received from the City, public comments received as part of the community relations program, and advances in the computer modeling and mine planning being done by IM staff, the Company elected to revise its permit application prior to proceeding with the Initial Study.  On June 22, 2007, the City of Grass Valley accepted the Company’s revised permit application.  The City completed an Initial Study on January 8, 2008 and the Draft Environmental Impact Report (“EIR”) prepared by the City of Grass Valley and its consultants on the Idaho-Maryland Project was submitted for public comment on October 30, 2008. The final EIR is expected to be completed after a mandatory public comment period and related amendments to the public draft.  The final EIR is anticipated by the Company during the first half of 2009 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

There are a variety of operating permits and agreements that will be required with various regulatory agencies to operate the mine.  The Company has also commenced work on final operating permits and other agreements to allow granting of these permits as quickly as possible after the EIR is completed.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company’s operations in Grass Valley, California would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.  The Company has responded to a number of data requests from the City and has been submitting responses on a timely basis to keep the permitting process on schedule.

Exploration and Resources

The existing mineral resources consist of 216 resource blocks that were defined in a National Instrument 43-101 Technical Report and Preliminary Assessment completed in November 2004 and subsequent geologic modeling by the Company’s geologists.

Current resources include a measured and indicated resource of 1.7 million tons grading 0.28 opt containing 472,000 ounces of gold and an inferred resource of 2.6 million tons grading 0.39 opt containing 1,002,000 ounces of gold.

The Company is continuing the process of computerizing all the historic geology and mine engineering data that was generated during mine operations from 1862 to 1956.  This includes digitizing underground mine openings and entering of historic diamond drilling and assay information.  Geological maps are currently being scanned and input into the computer model.  This information will be used to create a new 43-101 compliant resource estimate and to identify new underground exploration targets.  This is expected to be completed during 2008.

With the identification of thee new underground exploration targets, the I-M Project has the potential to contain one of the largest high-grade underground gold exploration targets in North America.

Development of various underground exploration scenarios for the I-M Project has commenced in parallel with resource modeling.  Several internal scoping studies with cost estimates will be prepared in order to define the cost sensitivity and practicality of different methods of accessing the underground levels to conduct exploration and from which to mine early production targets.

All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project and a Qualified Person in accordance with National Instrument 43-101.

Ceramext® Process

Emgold licensed the worldwide rights to the Ceramext® technology because of its potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine.  The Company has since developed this technology to the pilot plant stage and it is now ready to be commercialized.  The Company is providing interim funding to

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

Golden Bear required to maintain the patents and intellectual property portfolio, and maintain the Ceramext® license agreement until the separation of Golden Bear from Emgold is completed and Golden Bear is independently financed.  Emgold plans to retain the right to employ this technology in connection with the operation of the I-M Project.

Golden Bear represents a potential global business opportunity to process a wide range of siliceous and mineral wastes to produce high quality stone and ceramic building materials.  Materials that have been successfully treated with the process include fines from aggregate quarries, waste from metal and industrial mineral mines, and fly ash from coal fired power plants.  All these materials are waste by-products of production processes and the materials are currently disposed of in landfills.  The products produced by Golden Bear (floor tile, wall tile, roof tile, etc.) are 100% recycled material and considered green building products.  They will also qualify for Leadership in Energy and Environmental Design (“LEED”) credits.

1.2.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company earned a 100% interest in the property by making payments totaling Cdn$104,000 (paid) and issuing 260,000 common shares (issued).

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($65,000 paid) to the optioner over a ten-year period.

Trenching and drilling work has been completed on the properties and assays received.  An Assessment Report on exploration work completed in 2007 has been prepared and filed.  Results from drilling and trenching are being reviewed in relation to historic exploration activity.

1.2.3

Rozan Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totaling Cdn$100,000 and issuing 200,000 common shares.

Due to weather conditions, only one drill hole was completed on the Rozan Property in 2007.  Results from drilling are being reviewed in relation to historic exploration activity.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2007 averaged $696 per ounce and has averaged $878 per ounce during the year to date 2008.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company for the year ended December 31, 2007.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Current assets	$ 5,281,621	$ 2,925,022	$ 3,737,703
Mineral property interests	942,448	910,672	859,531
Other assets	282,626	428,956	530,109
Total assets	6,506,695	4,264,650	5,127,343

Current liabilities	718,136	450,721	601,143
Preference shares	750,624	626,724	613,871
Capital lease obligation	25,661	31,504	--
Shareholders’ equity	5,012,274	3,155,701	3,912,329
Total shareholders’ equity and liabilities	$ 6,506,695	$ 4,264,650	$ 5,127,343

Working capital	$ 4,563,485	$ 2,474,301	$ 3,136,560

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

	Years ended December 31,
	2007	2006	2005

Expenses
Amortization	$ 76,423	$ 88,291	$ 61,400
Accretion of debt portion of preference shares	12,822	14,469	16,448
Ceramext® expenses	629,148	1,590,754	1,769,659
Exploration costs	3,188,134	1,796,199	1,668,224
Foreign exchange loss	63,988	15,771	8,148
Finance expense	54,692	48,614	44,966
Legal, accounting and audit	107,383	115,352	114,557
Management and consulting fees	107,996	60,827	31,582
Office and administration	372,647	451,710	448,357
Other consulting fees	18,844	30,089	68,600
Salaries and benefits	798,509	573,250	558,717
Shareholder communications	209,700	192,248	288,216
Stock-based compensation	399,830	65,526	143,979
Travel	104,057	126,360	131,770
Loss for the year before interest income	6,144,173	5,169,460	5,354,623

Interest income	(86,310)	(45,133)	(109,458)

Loss for the year before income taxes	6,057,863	5,124,327	5,245,165
Income tax recovery	(221,734)	--	--

Loss for the year before income taxes	5,836,129	5,124,327	5,245,165

Loss per share – basic and diluted	$0.06	$0.08	$0.09
Weighted average number of common shares outstanding	102,077,466	67,199,081	57,782,811
Total common shares outstanding, end of year	156,489,642	83,759,406	65,538,099

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Emgold’s loss in Q3 2008 was $1,393,538, or a loss per share of $0.01, compared to a loss of $1,435,175, or a loss per share of $0.02 in Q3 2007. Emgold’s loss for the nine-months ended September 30, 2008 (“fiscal 2008”) was $3,740,106 or $0.02 per share compared with a loss of $3,574,482 or $0.04 per share for the nine-month period ended September 30, 2007 (“fiscal 2007”).

	Three-months ended September 30		Nine-months ended September 30
	2008	2007	2008	2007

Expenses
Amortization	$ 11,441	$ 19,792	$ 34,504	$ 65,194
Accretion of debt portion of preference shares	3,291	3,282	10,105	9,330
Ceramext® expenses	124,152	179,988	323,117	506,778
Exploration expenses	624,403	877,074	1,856,534	2,134,473
Foreign exchange loss	50,239	58,508	133,938	72,908
Finance expense	13,888	13,971	42,682	39,910
Legal, accounting and audit	54,398	(1,041)	124,100	85,909
Management and consulting fees	40,592	15,139	155,372	33,838
Office and administration	76,403	79,908	264,540	242,092
Other consulting	--	--	--	18,844
Provision for doubtful accounts	250,000	--	250,000	--
Salaries and benefits	89,090	104,841	264,563	363,775
Stock-based compensation	6,874	--	174,840	--
Shareholder communications	62,765	40,907	152,473	166,848
Travel	2,462	22,243	18,602	90,287
	1,409,998	1,414,612	3,805,370	3,830,186
Other income
Interest income	(16,460)	(5,754)	(65,264)	(33,970)

Loss for the period	(1,393,538)	(1,408,858)	(3,740,106)	(3,796,216)
Future income tax (expense) recovery	--	(26,317)	--	221,734
Loss for the period	(1,393,538)	(1,435,175)	(3,740,106)	(3,574,482)
Deficit, beginning of period	(41,101,751)	(35,058,361)	(38,755,183)	(32,919,054)

Deficit, end of period	$ (42,495,289)	$ (36,493,536)	$ (42,495,289)	$ (36,493,536)

Loss per share – basic and diluted	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.04)

Operating Results for the Year-to-date

Other income

During fiscal 2008 the Company earned interest income of $65,264 on excess cash balances and short-term investments compared with $33,970 in fiscal 2007. The increase was due to higher average cash and short-term investment balances held in fiscal 2008.

During fiscal 2007, the Company recognized a recovery of future income taxes of $221,734.  This future income tax recovery related to the renouncement of flow-through expenditures in fiscal 2007 associated with 2,283,000 flow-through units issued in 2006 at a price of Cdn$0.38 per unit for gross proceeds of Cdn$850,440.  The Company did not renounce any further flow-through expenditures or engage in flow-through financing in fiscal 2008.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

General and administrative expenses:

Legal, accounting and audit fees increased from $85,909 in fiscal 2007 to $124,100 in fiscal 2008.  The increase in these expenses relates to increases in audit fees, legal fees associated with the review of corporate filings and taxation related fees for the filing of U.S. and Canadian tax returns.

Office and administration expenses increased from $242,092 in fiscal 2007 to $264,540 in fiscal 2008.  These expenses include telephone, courier and other direct costs with the increase mainly due to inflation and timing of expenditures.

Management and consulting fees increased from $33,838 in fiscal 2007 to $155,372 in fiscal 2008. During the first quarter of 2008, the Company incurred a one-time agency fee in hiring the current Chief Financial Officer. In addition, the Company entered into consulting fee agreements during the fourth quarter of 2007 resulting in payments of Cdn$14,000 per month to private companies controlled by two of the directors of the Company.  In the prior period, the Company incurred consulting fees of approximately Cdn$10,000 per quarter to a private company controlled by one of its directors.

The Company incurred a foreign exchange loss of $72,908 in fiscal 2007 compared to a foreign exchange loss of $133,938 in fiscal 2008.  The Company incurred losses on Canadian dollar denominated cash and short-term investment balances during the nine-month period as the U.S. dollar strengthened relative to the Canadian dollar. Most of the Company’s funds have been held in Canadian dollars, while most expenses incurred by the Company are in United States dollars.

The provision for doubtful accounts increased from $Nil in fiscal 2007 to $250,000 in fiscal 2008.  The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and three other public companies provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a 25% interest in LMC and also have certain common directors and are related parties of Emgold.  Under the management services agreement, three months of estimated working capital is required to be on deposit with LMC.  At September 30, 2008, two companies obtaining management services from LMC are in arrears to the maximum allowable period under the terms of the agreement with LMC.  As a result, Emgold has advanced cash in excess of its estimated working capital under the agreement to support these entities. As amounts have been outstanding longer than three months, the entire receivable has been reclassified as long term and an allowance for doubtful accounts provision of $250,000 has been recorded against the gross receivable balance of $387,927.  The provision has been established given the uncertainty of the related companies raising additional capital, disposing of mineral property interests or liquidating investment positions in the current economic environment. The recoverability of the balance will continue to be assessed each quarter.

Salaries and benefits decreased from $363,775 in fiscal 2007 to $264,563 in fiscal 2008.  During the fourth quarter of 2007, the President and Chief Executive Officer and two other executives resigned from Emgold resulting in a reduction in fiscal 2008 and ongoing salary costs. This has been partially offset by the increase in management and consulting fees noted above.

Stock-based compensation increased from $Nil in fiscal 2007 to $174,840 in fiscal 2008.  The Company granted 2,100,000 options in the second quarter of 2008 and 1,900,000 of the options vested immediately while the remaining 200,000 options vest over 12 months.

Shareholder communications costs decreased from $166,848 in fiscal 2007 to $152,473 in fiscal 2008.  These costs include dissemination of news releases, transfer agency fees, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website. In the first nine months of

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

2007, the Company paid Michael Baybak and Company $36,600 in conducting an investor relations program towards institutional investors. No similar program was undertaken in fiscal 2008. This is offset by fees paid to King James Capital Corporation, an investor relations consulting firm of Cdn$5,000 per month effective April 2008. In the past, the Company utilized in-house investor relations personnel and the related expense was included in salaries and benefits. Shareholder communications activity also decreased in fiscal 2008 relative to fiscal 2007 due to a reduction in the number of press releases and other communications.

Travel expense decreased from $90,287 in fiscal 2007 to $18,602 in fiscal 2008, due to decreased travel to Grass Valley and timing of management attendance at various trade shows and conferences.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ 2,406	$ --	$ 2,465
Community relations	23,990	20,548	63,232	46,019
Geological and geochemical	148,963	115,663	436,427	366,853
Land lease and taxes	75,753	75,000	228,783	251,844
Mine planning	336,925	225,121	796,712	916,623
Site activities	38,772	68,467	200,496	190,236
Stock-based compensation	--	--	59,115	--
Transportation	--	2,464	6,191	4,470
Incurred during the period	624,403	509,669	1,790,956	1,778,510
Rozan Property, British Columbia
Exploration costs
Assays and analysis	--	179	--	179
Drilling	--	1,629	--	1,629
Geological and geochemical	--	4,974	22,678	5,834
Site activities	--	1,368	95	1,619
Transportation	--	258	--	258
Assistance and recoveries	--	--	900	(294)
Incurred during the period	--	8,408	23,673	9,225
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	20,343	--	20,343
Drilling	--	262,044	--	262,044
Geological and geochemical	--	35,833	30,029	35,870
Site activities	--	5,349	158	5,512
Transportation	--	26,082	--	26,082
Assistance and recoveries	--	--	11,079	(12,465)
Incurred during the period	--	349,651	41,266	337,386
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	--	9,265	479	9,534
Site activities	--	81	160	125
Assistance and recoveries	--	--	--	(307)
Incurred during the period	--	9,346	639	9,352
Exploration costs incurred during the period	$ 624,403	$ 877,074	$ 1,856,534	$ 2,134,473

I-M Project

Direct exploration expenditures on the I-M Project increased from $1,778,510 in fiscal 2007 to $1,790,956 in fiscal 2008.  Mine planning, site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting. The increase relates to the timing of mine planning and permitting-related costs as the Company

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

progresses through the three-phase permitting process with the City of Grass Valley.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $355,963 in fiscal 2007 as a result of flow-through expenditures on the Rozan, Stewart and Jazz properties, pursuant to a private placement of 2,238,000 flow-through common shares completed in December 2006.  In fiscal 2008, the Company incurred $65,578 primarily in relation to geological expenses associated with evaluating the results of the 2007 drilling program for the Rozan and Stewart properties.

Research and development expenses:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Ceramext® Expenses
Amortization of equipment	$ 76,230	$ 18,715	$ 116,243	$ 60,524
Ceramext® technology royalties	40,000	20,000	120,000	60,000
Consulting and legal fees	7,922	3,373	61,982	4,780
Engineering salaries	--	115,647	--	286,582
Office and administration	--	--	23,822	--
Site costs	--	21,991	--	86,792
Other	--	262	1,070	8,100
Incurred during the period	$ 124,152	$ 179,988	$ 323,117	$ 506,778

In fiscal 2007 the Company incurred $506,778 in expenditures directly related to the development of the Ceramext® Process compared to $323,117 in fiscal 2008.  The decrease is due to limiting activities to patenting and licensing while independent financing is being sourced for Golden Bear Ceramics.  Costs incurred in fiscal 2008 relate primarily to obtaining additional international patents and maintaining existing patents and the intellectual property portfolio as well as the Ceramext® licensing agreement. During Q3 2008, the Company began accelerating depreciation on the research and field equipment relating to the Ceramext® process. This resulted in additional depreciation of $57,138 during Q3 and fiscal 2008.

Operating results for the three-month period ended September 30, 2008

During Q3 2007 the Company earned interest income of $5,754 on excess cash and short-term investment balances compared to $16,460 in Q3 2008.  The increase was due to higher average cash and short-term investment balances held in Q3 2008 compared with Q3 2007 as the Company completed a private placement in late 2007.

General and administrative expenses:

Legal, accounting and audit fees increased from a recovery of $1,041 in Q3 2007 to an expense of $54,398 in Q3 2008.  In Q3 2007, approximately $18,000 in legal fees incurred in the second quarter of 2007 were reclassified from expenses to share issuance costs. The remaining difference is due to timing of legal expenditures and taxation related fees associated with the Canadian and U.S. filings.

Office and administration expenses decreased from $79,908 in Q3 2007 to $76,403 in Q3 2008.  These included telephone, courier and other direct costs with the increase primarily due to general price inflation and the timing of expenditures.

Management and consulting fees increased from $15,139 in Q3 2007 to $40,592 in Q3 2008. The Company entered into consulting fee agreements during Q4 2007 resulting in payments of Cdn$14,000 per month in total to private companies controlled by two of the directors of the Company.  In the prior

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

period, the Company incurred consulting fees to a private company controlled by one of the Company’s directors; however, amounts were based upon time incurred and not subject to a formal agreement.

The Company incurred a foreign exchange loss of $58,508 in Q3 2007 compared to a foreign exchange loss of $50,239 in Q3 2008.  The Company recorded a loss on Canadian dollar denominated cash and short-term investment balances during the three-month period as the U.S. dollar strengthened relative to the Canadian dollar. Most of the Company’s funds have been held in Canadian dollars, while most expenses incurred by the Company are in United States dollars.

The provision for doubtful accounts increased from $Nil in fiscal 2007 to $250,000 in fiscal 2008.  The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and three other public companies provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a 25% interest in LMC and also have certain common directors and are related parties of Emgold.  Under the management services agreement, three months of estimated working capital is required to be on deposit with LMC.  At September 30, 2008, two companies obtaining management services from LMC are in arrears to the maximum allowable period under the terms of the agreement with LMC.  As a result, Emgold has advanced cash in excess of its estimated working capital under the agreement to support these entities. As amounts have been outstanding longer than three months, the entire receivable has been reclassified as long term and an allowance for doubtful accounts provision of $250,000 has been recorded against the gross receivable balance of $387,927.  The provision has been established given the uncertainty of the related companies raising additional capital, disposing of mineral property interests or liquidating investment positions in the current economic environment. The recoverability of the balance will continue to be assessed each quarter.

Salaries and benefits decreased from $104,841 in Q3 2007 to $89,090 in Q3 2008.  During the fourth quarter of 2007, the President and Chief Executive Officer and two other executives resigned from Emgold resulting in a reduction of ongoing salary costs.

Shareholder communications costs increased from $40,907 in Q3 2007 to $62,765 in Q3 2008.  These costs include dissemination of news releases, transfer agency fees, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website. The increase in expenses relates to fees of Cdn$5,000 per month paid to King James Capital Corporation, an investor relations consulting firm. The Company previously used in-house investor relations personnel.

Travel expense decreased from $22,243 in Q3 2007 to $2,462 in Q3 2008, due to decreased travel to Grass Valley and timing of management attendance at various trade shows and conferences.

Exploration expenses:

I-M Project

Direct exploration expenditures on the I-M Project increased from $509,669 in Q3 2007 to $624,403 in Q3 2008.  The increase in third quarter expenses compared with the prior year relates to the timing of mine planning and permitting related costs as the Company progresses through the three-phase permitting process with the City of Grass Valley.

British Columbia Properties

During Q3 of 2007, the Company incurred $367,405 in flow-through expenditures on the Rozan, Stewart and Jazz properties, pursuant to a private placement of 2,238,000 flow-through common shares completed in December 2006.  No such program was undertaken and no related expenditures were

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

incurred in Q3 of 2008.

Research and development expenses:

In Q3 2007 the Company incurred $179,988 in expenditures directly related to the development of the Ceramext® Process compared to $124,152 in Q3 2008.  The decrease relates to limiting activities to only patenting and licensing while independent financing is being sourced for Golden Bear Ceramics.  Costs incurred in Q3 2008 relate primarily to maintaining the patents and intellectual property portfolio and the Ceramext® licensing agreement while the Company seeks independent financing for Golden Bear. During Q3 2008, the Company began accelerating depreciation on the research and field equipment relating to the Ceramext® process. This resulted in additional depreciation of $57,138 during Q3. Cash expenditures relating to the Ceramext® process were $47,922 in Q3 2008 compared with $161,273 in Q3 2007.

1.5

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext® Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property, British Columbia	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02
2007
First Quarter	169,142	715,923	192	(12,320)	(124)	368,225	995,671	0.01
Second Quarter	157,650	552,925	625	48	130	441,685	1,143,636	0.01
Third Quarter	179,988	509,669	8,408	349,651	9,346	357,550	1,435,175	0.02
Fourth Quarter	122,368	570,936	102,030	377,277	3,418	1,137,954	2,261,647	0.01
2008
First Quarter	104,232	542,533	23,606	40,833	480	456,027	1,131,487	0.01
Second Quarter	94,733	624,022	67	432	158	508,231	1,215,081	0.01
Third Quarter	124,152	624,403	--	--	--	661,443	1,393,538	0.01

Note 1:  General and administrative expenses do not include interest revenue, recovery of future income tax, or gain on sale of equipment.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the I-M Project.  Changes in the level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring external consultants related to the permitting process or capital expenditures, which may be delayed.  General and administrative expenses are expected to remain at approximately $125,000 per month not including non-cash related expenses such as stock based compensation, depreciation and changes in the allowance for doubtful accounts.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at September 30, 2008:

	Oct 1, 2008, to December 31, 2008	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 2,985	$ 8,358	$ 8,358	$ 8,358	$ 4,877	$ --	$ 32,936
Operating lease obligations	65,784	263,136	65,784	--	--	--	394,704
Idaho-Maryland property lease (1)	75,000	--	--	--	--	--	75,000
Mineral property option payments (1)	--	25,000	25,000	25,000	25,000	25,000	125,000
Ceramext® royalties and payments	40,000	160,000	160,000	160,000	160,000	160,000	840,000
Purchase obligations (3)	5,194,127	--	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 5,377,896	$ 456,494	$ 259,142	$ 193,358	$ 189,877	$ 185,000	$6,661,767

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008. The Company is currently in the process of renegotiating the terms of this agreement.

Investing Activities

At September 30, 2008, Emgold has capitalized $984,933 representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company has equipment with a book value of $133,659 at September 30, 2008.

The Company has a capital lease, relating to a vehicle purchase, payable at $697 monthly.  Lease obligations are $5,843 for fiscal 2008 and $6,242 for a one-year period from September 30, 2008.

1.7

Capital Resources

At September 30, 2008, Emgold’s working capital, defined as current assets less current liabilities, was $1,102,278, compared to $4,563,485 at December 31, 2007.  The Company’s continuing operations are dependent upon its ability to obtain sufficient financing to carry on planned operations.

At September 30, 2008 the Company had 157,519,642 common shares issued and outstanding compared with 156,489,642 at December 31, 2007. The Company also had 3,948,428 Class A preference shares, which are convertible to 987,107 common shares at both September 30, 2008 and December 31, 2007.  Dividends deemed to have been paid could also result in dilution of approximately

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

399,500 shares at September 30, 2008.

Additional financing will be required in the next 6 months in order for the I-M Project and the Company to move forward as scheduled.  Some of the risks of the project are detailed below, with the additional risk that if the Company needs to curtail operations due to lack of adequate funding, the permitting process will be delayed.

Emgold has been looking at various alternatives for further development and commercialization of the Ceramext® technology as noted above.  The Company has produced stone and ceramic tiles in its pilot plant facility, which were installed in a home/office complex being constructed by a development partner in the research process.

Ongoing Plans

The Company is focusing on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.  The Company is also actively seeking separate financing for commercialization of the Ceramext® technology.

Risks

At September 30, 2008, it is estimated that approximately $5.0 - $8.0 million in total working capital may be required to operate the Company over the next twelve months, including environmental monitoring, permitting and preliminary engineering costs associated with obtaining the CMUP.  The estimated direct costs for environmental monitoring, permitting and community relations costs leading to the award of the CMUP on the I-M Project will be approximately $1.6 million, including internal and external costs and 15% contingency.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  The Company believes that the expected time frame for obtaining the permits is reasonable and that the permitting process is on schedule subject to additional requests from the City and provided the Company is able to obtain adequate funding through the remainder permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for the EIR and to obtain a CMUP from the City of Grass Valley and other local and state agencies. This is expected to occur in 2009.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  The Company’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  Much of the Company’s exploration activities in California consist of digitizing historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

The low price of Emgold’s common stock limits the ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher. In addition, given current developments in domestic and global financial markets, the Company may face challenges in raising additional capital to advance its projects.

Readers are cautioned that the CMUP is required in order to dewater the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has also been developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

Although there have been over 40 gold mines permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry and financial community that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross Domestic Product (“GDP”) for mining in 2006 was nearly $13 billion while Nevada’s GDP for mining in 2006 was only $2 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California among the least attractive jurisdictions for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, and has caused delays in anticipated timing of the permit schedule.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions with Related Parties

Balances receivable from:	September 30, 2008	December 31, 2007
LMC Management Services Ltd.	$ 387,927	$ 100,493
Provision for doubtful accounts	(250,000)	--
Net balance receivable	137,927	100,493
Balances payable to:
Directors, officers and employees	$ 313,965	$ 386,369

(a)

During the nine months ended September 30, 2008, $392,978 (2007 - $603,516) was incurred in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  At September 30, 2008, two companies obtaining management services from LMC, ValGold Resources Ltd. (VAL) and Cream Minerals Inc. (CMA) are currently in arrears to the maximum allowable period under the terms of the agreement with LMC.  VAL and CMA are also related to the Company through common directors.  The Company has advanced cash in excess of its estimated working capital under the agreement in support of VAL and CMA. As amounts have been outstanding longer than three months, the entire receivable has been reclassified as long term.  A provision for doubtful accounts has also been recorded against this balance in the amount of $250,000.  The provision has been established given the uncertainty of recovering the entire balance as VAL and CMA may have difficulty raising additional capital, disposing of mineral property interests, and liquidating investment positions in the current economic environment.  If VAL and CMA are unable to pay costs of shared employees and services, the Company would have to outsource certain services currently performed by LMC employees or absorb additional salaries, benefits and overhead. The recoverability of the balance will continue to be assessed over the next few months.

(b)

Consulting fees of $65,326 (2007 – $39,324) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  Consulting fees of $57,973 (2007 –$Nil) were also paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company. Mr. Lang and Lang Mining Corporation are the holders of preference shares.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for the Company’s preference shares as outlined below.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

Series A First Preference Shares

Equity portion of Class A Convertible Preference Shares	Number of Shares	Amount
Balance, beginning and end of period	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	September 30, 2008	December 31, 2007
Balance, beginning of period	$ 750,624	$ 626,724
Accretion of debt	10,105	12,822
Foreign exchange (gain) / loss on debt	(52,936)	111,078
Balance, end of period	$ 707,793	$ 750,624

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At September 30, 2008, $313,965 (December 31, 2007 - $284,146) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

1.10

Fourth Quarter

Not applicable.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business.

1.12

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has its limitations.  The Company uses the Black-Scholes option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

1.13

Critical Accounting Policies and Changes in Accounting Policies

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these financial statements. The Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2008:

a) Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed including (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what an entity considers capital, (iii) whether the entity is in compliance with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

b) Financial instruments disclosures

The CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements.  This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

is exposed during the period and at the balance sheet date.  The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

As of September 30, 2008, the Company’s carrying values of cash, short-term investments, accounts receivable, and accounts payable approximate their fair market values.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable.  The Company deposits cash and short-term investments with Canadian chartered banks with a credit rating of R-1 High or equivalent.

Liquidity risk

The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.

Market risk

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

i)

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold.

ii)

 Interest rate risk

Included in the loss for the period in these financial statements is interest income on Canadian dollar cash and short-term investments.  A fluctuation in average interest rates throughout the year of 10 basis points (0.1% increase or decrease), would have only a nominal impact on operations of the Company.

iii)  Foreign exchange risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold.

c) General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern.  The changes are effective for interim and annual financial statements beginning January 1, 2008.

d) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

 In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be estimated at this time.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, short-term investments accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, and the current portion of capital lease obligations.  A significant portion of the Company’s current assets are held in Canadian dollars.  To date the Company has not made use of currency hedges.

The fair value of these financial instruments approximates their carrying value, except for dividends payable on preference shares, due to the immediate or short-term maturity of the financial instruments.

Given the uncertainty of the timing of the payment of dividends accrued on preference shares, it is not possible to determine the fair value of this balance.  The Company’s non-current financial instruments comprise the debt component of preference shares and the non-current portion of capital lease obligations.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares is difficult to determine.  Based upon an analysis of discounted cash flows, the fair value of the debt component is estimated to be approximately $710,000 at September 30, 2008.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 and as such reflects the fair value of the instrument.

1.15.

Other MD & A Requirements

See the interim consolidated financial statements for the three-month and nine-month periods ended September 30, 2008 and 2007.

1.15.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly Report.

(c)

deferred development costs

Not applicable.

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

(d)

general administrative expenses

The required disclosure is presented in the interim consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 27, 2008, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 27, 2008

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

157,519,642 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	170,000	June 11, 2009
$0.10	390,000	October 12, 2011
$1.00	2,210,000	November 19, 2013
$0.90	1,340,000	July 12, 2014
$0.36	100,000	June 28, 2010
$0.29	690,000	November 22, 2011
$0.15	7,552,500	December 11, 2012
$0.20	2,100,000	May 12, 2013
	14,552,500

During the nine-month period ended September 30, 2008, 1,083,000 stock options expired with exercise prices between $0.15 and $1.00 and 82,500 stock options were exercised by an officer of the Company with an exercise price of $0.15.  At September 30, 2008, 14,552,500 stock options were outstanding and exercisable for periods up to ten years.

On May 12, 2008, the Company granted 1,900,000 stock options to employees at an exercise price of $0.20 with an expiry date of May 12, 2013.  The fair value of the stock options granted was estimated on the grant date using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.60%; expected life – 4.1 years;

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

expected volatility – 78%; and a weighted average fair value per option granted of Cdn$0.12. The options vested immediately under the Company’s 2005 10% rolling Stock Option Plan.

On May 12, 2008, the Company also granted 200,000 stock options to a consultant at an exercise price of $0.20, with an expiry date of May 12, 2013.  The fair value of the stock options granted was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.60%; expected life – 4.1 years; expected volatility – 78%; and a weighted average fair value per option granted of $0.12. The options vest straight-line over a 12 month-period.

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,519,569	Cdn$0.15	September 27, 2009
3,393,323	Cdn$0.11	March 27, 2009
3,393,323*	Cdn$0.15	March 27, 2009
7,358,000	Cdn$0.15	October 5, 2009
416,080	Cdn$0.11	April 5, 2009
416,080*	Cdn$0.15	April 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
622,400	Cdn$0.11	April 12, 2009
622,400*	Cdn$0.15	April 12, 2009
99,778,065	Weighted Average Exercise Price: Cdn$0.19

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

1.16

Other Information

Controls and Procedures

As of September 30, 2008, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit and is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the three-

Emgold Mining Corporation

For the three-month and nine-month periods ended
September 30, 2008

(expressed in United States dollars, unless otherwise stated)

month and nine-month periods ended September 30, 2008, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

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